40-33

Invesco

RECEIVED
JUN 10 2010
The Division of
Investment Management

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046

713 626 1919
www.invesco.com

May 28, 2010

SEC Mail Processing
Section
JUN 01 2010
Washington, DC
110

VIA UPS DELIVERY

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Counselor Series Trust (Invesco Counselor Series Trust), on behalf of its series portfolio, Invesco Floating Rate Fund* (1940 Act Registration No. 811-09913)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of Invesco Floating Rate Fund, a series portfolio of AIM Counselor Series Trust (Invesco Counselor Series Trust), In Regards to Mutual Funds Investment Litigation, a copy of a **SUMMARY ORDER** in *Adelphia Communications Corp. and Its Affiliate Debtors In Possession and Official Committee of Unsecured Creditors of Adelphia Communications Corp v. Bank of America, individually and as Agent for various banks party to credit agreements, AIM Floating Rate Fund, et al.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

* Effective April 30, 2010, AIM Counselor Series Trust was renamed to AIM Counselor Series Trust (Invesco Counselor Series Trust) and AIM Floating Rate Fund was renamed Invesco Floating Rate Fund.

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10000601

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

SUMMARY ORDER

Rulings by summary order do not have precedential effect. Citation to a summary order filed on or after January 1, 2007, is permitted and is governed by Federal Rule of Appellate Procedure 32.1 and this court's Local Rule 32.1.1. When citing a summary order in a document filed with this court, a party must cite either the Federal Appendix or an electronic database (with the notation "summary order"). A party citing a summary order must serve a copy of it on any party not represented by counsel.

At a stated term of the United States Court of Appeals for the Second Circuit, held at the Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, in the City of New York, on the 26th day of May, two thousand ten.

PRESENT:

JOSÉ A. CABRANES,
ROBERT A. KATZMANN,
DENNY CHIN,
Circuit Judges.

- -x

ADELPHIA RECOVERY TRUST,

Plaintiff-Appellant,

v. No. 09-0039-cv

BANK OF AMERICA, N.A., et al.,

Defendants-Appellees.

- -x

FOR APPELLANT: DAVID M. FRIEDMAN, Kasowitz, Benson, Torres & Friedman LLP (Michael C. Harwood, Howard W. Schub, Kasowitz, Benson, Torres & Friedman LLP; Deirdre E. Connell, Jerold Solovy, Barry Levenstam, Richard F. Ziegler, and Andrew Weissman, Jenner & Block, LLP; *on the brief*) Chicago, IL and New York, NY.

FOR APPELLEES: PHILIP D. ANKER (Joel Millar and Alan E. Schoenfeld oses, *on the brief*) Wilmer Cutler Pickering Hale and Dorr

LLP, New York, NY,*
for Lender Appellees.

RICHARD L. WYNNE (Todd R. Geremia, Victoria Dorfman, Bennet L. Spiegel, Erin N. Brady, and Laura A. Thomas, *on the brief*) Jones Day, New York, NY, Los Angeles, CA, and San Francisco, CA,
for Non-Agent Lender Appellees.

Appeal from a judgment of the United States District Court for the Southern District of New York (Lawrence M. McKenna, *Judge*).

UPON DUE CONSIDERATION IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that the judgment of the District Court be **AFFIRMED.**

This appeal emerges from the complex bankruptcy proceedings handled with care and thoughtfulness by Judge Robert E. Gerber of the United States Bankruptcy Court for the Southern District of New York in the matter of the bankruptcy of Adelphia Communications Corp. and its subsidiaries. Plaintiff Adelphia Recovery Trust ("ART") appeals from a December 9, 2008 judgment of the District Court dismissing, in part, plaintiff's complaint pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. Judge McKenna held, in substance, that ART cannot pursue claims on behalf of certain uninjured creditors, which had been fully paid under the terms of two reorganization plans approved by Judge Gerber. On appeal, plaintiff argues that the District Court erred in concluding, *inter alia*, that plaintiff lacked standing to bring various claims under federal bankruptcy law. We assume the parties' familiarity with the facts and procedural history of this case.

We have reviewed plaintiff's arguments and find them to be without merit. Substantially for the reasons stated in the District Court's comprehensive Memorandum and Order of June 17, 2008, we conclude that the District Court did not err in dismissing plaintiff's claims asserted under bankruptcy law. Accordingly, the December 9, 2008 judgment of the District Court is **AFFIRMED.**

FOR THE COURT:
Catherine O'Hagan Wolfe, Clerk

---

* Because of the large number of law firms and attorneys representing the over 200 defendants in this case, the full list of attorneys and law firms is not listed here. A comprehensive list of all parties and attorneys involved in this litigation can be found on the public docket for this case.